3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA  19103-2799

215.981.4000

Fax 215.981.4750

John M. Ford

direct dial:  215.981.4009

direct fax:  215.981.4750

fordjm@pepperlaw.com

November 24, 2015

Via EDGAR Correspondence

Division of Investment Management

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Kathy Churko

Re:	FundVantage Trust
1940 Act File No. 811-22027
1933 Act File No. 333-141120

Dear Ms. Churko:

On behalf of FundVantage Trust (“Trust”), this letter is being filed with the U.S. Securities and Exchange Commission (“Commission”) via EDGAR Correspondence to respond to oral comments provided by you on August 27, 2015 in connection with the Commission staff’s (“Staff”) review of the annual report (“Form N-CSR”) of the Trust as of April 30, 2015 pursuant to Section 408 of the Sarbanes-Oxley Act of 2002.

The Trust appreciates the opportunity to address the Staff’s comments.  Set forth below are the Staff’s comments with respect to the Trust’s annual report in italicized text followed by the Trust’s response to each comment.

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1.                                      For those series of the Trust with Class A shares, present the total return for Class A shares with a sales charge ahead of the total return for Class A shares without a sales charge in the “Average Annual Total Returns for the Periods Ended April 30, 2015” charts that appear under the heading, “Performance Data.”

Response:  Subsequent reports to shareholders will be drafted to reflect the Staff’s comment.

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Detroit	Berwyn	Harrisburg	Orange County	Princeton	Silicon Valley	Wilmington

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2.                                      The city location of the accounting firm should be shown on each “Report of Independent Registered Public Accounting Firm.”  Please add the city location to all of the reports issued by PriceWaterhouse Coopers in connection with the annual report.

Response:  Subsequent reports to shareholders will be drafted to reflect the Staff’s comment.

3.                                      Bradesco Latin American Hard Currency Bond Fund:  Please explain any discrepancies between the references to total returns in Management’s Discussion of Fund Performance and the total returns shown in the “Average Annual Total Returns for the Periods Ended April 30, 2015” charts, under the heading “Performance Data,” for both Institutional Class and Retail Class shares of the Fund.

Response:  Subsequent to the Fund’s fiscal year-end of April 30, 2015, there was a post period accounting adjustment of $5,258 to increase the Fund’s interest income for the year.  The adjustment had the effect of increasing both classes’ NAV per share by less than $0.005 per share, but enough to increase the rounded classes’ NAV per share to the next penny. In accordance with generally accepted accounting principles in the U.S., this adjustment is reflected throughout the financial statements as well as included in the total returns reflected in the Performance Data charts. The total returns listed in the Management’s Discussion of Fund Performance are those determined without including the post period accounting adjustment and what actual shareholder transactions were based on.  Included in the notes under the Performance Data charts is the following explanatory paragraph that explains any discrepancies between the chart and the total return listed elsewhere in the report.

‘The performance data includes adjustments in accordance with accounting principles generally accepted in the United States of America and, consequently, the net asset value for financial reporting purposes and the returns based upon those net asset values may differ from the net asset values and returns for shareholder transactions.’

4.                                      Bradesco Latin American Equity Fund: Note 2 to the Financial Statements, “Transactions with Affiliates and Related Parties,” discloses a loss to the Fund that occurred in connection with a compliance violation, for which the Adviser has agreed to reimburse the Fund.  Please confirm that the receivable was satisfied.

Response:                The amount set forth in “Receivable from Investment Adviser” in the Statement of Assets and Liabilities of the Fund includes the loss discussed in Note 2.  The receivable amount was satisfied in the ordinary course.

5.                                      Estabrook Investment Grade Fixed Income Fund: In subsequent annual reports to shareholders, Management’s Discussion of Fund Performance as required by 27(b)(7) should provide a more detailed discussion of the strategies and techniques that affected the Fund’s performance.

Response:                Subsequent reports to shareholders will be drafted to reflect the Staff’s comment.

6.                                      Gotham Funds (ALL):

a.              In subsequent annual reports to shareholders, Management’s Discussion of Fund Performance as required by 27(b)(7) should provide a more detailed discussion of the strategies and techniques that affected Fund performance.

Response:                Subsequent reports to shareholders will be drafted to reflect the Staff’s comment.

b.              Note 5 to the Financial Statements, “Securities Lending,” discusses the market value of securities on loan.  This information should also be presented on the face of the Statements of Assets and Liabilities.  Please add the market value of securities on loan in the Statements of Assets and Liabilities.

Response:                Subsequent reports to shareholders will be drafted to reflect the Staff’s comment.

c.               The ratios included in the financial highlights table to differentiate for stock dividends, taxes or interest expense should be removed from the financial highlights table and reflected in footnotes instead.

Response:                Subsequent reports to shareholders will be drafted to reflect the Staff’s comment.

7.                                      Lateef Fund:

a.              In subsequent annual reports to shareholders, Management’s Discussion of Fund Performance as required by 27(b)(7) should provide a more detailed discussion of the strategies and techniques that affected the Fund’s performance.

Response:                Subsequent annual reports to shareholders will be drafted to reflect the Staff’s comment.

b.              Management’s Discussion of Fund Performance under the header “Leaders & Laggards”  limits such discussion to the first calendar quarter of 2015.  A  discussion of leaders and laggards in the Fund’s annual report should encompass the entire fiscal year ended April 30, 2015.

Response:                Subsequent annual reports to shareholders will be drafted to reflect the Staff’s comment.

8.                                      Mount Lucas U.S. Focused Equity Fund: The Fund is identified as a “non-diversified company” as such term is defined in section 5(b)(2) of the Investment Company Act of 1940, as amended (the “1940 Act”).  Based on the Staff’s review of the Fund’s schedule of investments as of April 30, 2015, the Fund was operating as a diversified company as of that date.  Please note that it is the Staff’s position that a company registered as non-diversified, but which in fact operates as a diversified company for more than three years, has changed its status to that of a diversified company.  Please state whether the Fund has operated as a non-diversified company within the past three years.  If the Fund has operated as a diversified company for more than three years, please affirm that the Fund will not operate as a non-diversified company without the prior approval of shareholders.

Response:                The Mount Lucas U.S. Focused Equity Fund commenced operations on March 24, 2014.  The Fund acknowledges the Staff’s position, and if the Fund operates as a diversified company for more than three years, affirms that the Fund will not operate as a non-diversified company without the prior approval of shareholders.

9.                                      Pemberwick Fund:  Management’s Discussion of Fund Performance clarifies that a benchmark index does not reflect any expenses or transaction costs.   However, since it is impossible to invest directly in an index, fund expenses will always be a factor to returns for the Fund.  Please delete the sentence, “Pemberwick generated a return before expenses but after transaction costs of 1.13% for the year ended April 30, 2015 and 1.72% since inception,” in Management’s Discussion of Fund Performance.

Response:                Subsequent reports to shareholders will be drafted to reflect the Staff’s comment.

10.                               Private Capital Management Value Fund: In subsequent annual reports to shareholders, Management’s Discussion of Fund Performance as required by 27(b)(7) should provide a more detailed discussion of the strategies and techniques that affected the Fund’s performance.

Response:                Subsequent reports to shareholders will be drafted to reflect the Staff’s comment.

11.                               Sirios Focus Fund: The Fund is identified as a “non-diversified company” as such term is defined in section 5(b)(2) of the Investment Company Act of 1940, as amended (the “1940 Act”).  Based on the Staff’s review of the Fund’s schedule of investments as of April 30, 2015, the Fund was operating as a diversified company as of that date.  Please note that it is the Staff’s position that a company registered as non-diversified, but which in fact operates as a diversified company for more than three years, has changed its status to that of a diversified company.  Please state whether the Fund has operated as a non-diversified company within the past three years.  If the Fund has operated as a diversified company for more than three years, please affirm that the Fund will not operate as a non-diversified company without the prior approval of shareholders.

Response:                The Sirios Focus Fund commenced operations on December 20, 2013.  The Sirios Focus Fund was liquidated on October 30, 2015.

12.                               WHV International Equity Fund: The Statement of Operations includes a line item for waivers and reimbursements but the fee table to the Fund’s prospectus does not have a corresponding line item.  Are fee waivers and/or recoupments tracked by class and have all fee waivers been recouped?

Response:                Because waivers and reimbursements for the period were $980, an annualized amount substantially less than 0.01% of average daily net assets, the line item was not included in the fee table to the Fund’s prospectus.  Fee waivers and/or recoupments are not tracked by class but are determined and tracked at the Fund level.  All fee waivers have been recouped.

13.                               WHV Acuity Tactical Credit Long/Short Fund

a.              In subsequent annual reports to shareholders, Management’s Discussion of Fund Performance as required by 27(b)(7) should provide a more detailed discussion of the strategies and techniques that affected the Fund’s performance.

Response:                Subsequent annual reports to shareholders will be drafted to reflect the Staff’s comment.

b.              Please provide an explanation for the line item, “Due to Custodian,” in the Statement of Assets and Liabilities.

Response:                The amount set forth in “Due to Custodian” represents the amount due to custodian in association with certain securities transactions that had a settlement date on April 30, 2015.  The payable amount was satisfied in the ordinary course.

c.               Financial highlight ratios that are included in the table to differentiate for stock dividends, taxes or interest expense should be included in footnotes.  Please remove extra ratios from the financial highlights table.

Response:                Subsequent annual reports to shareholders will be drafted to reflect the Staff’s comment.

14.                               WHV/EAM International Small Cap Equity Fund and WHV/EAM Emerging Markets Small Cap Equity Fund: Please provide an explanation for the line item, “Receivable from Investment Adviser,” in the Statements of Assets and Liabilities.  Please affirm that each receivable was satisfied.

Response:                The amounts set forth in “Receivable from Investment Adviser” represent the amount of fund expenses to be reimbursed to the Funds by the Investment Adviser as of April 30, 2015 as per the terms of the Funds’ expense limitation agreements with the Advisor.  The receivable amounts were satisfied in the ordinary course.

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We trust that this response addresses the Staff’s comments.  This letter incorporates by reference the “Tandy Letter” signed by an officer of the Trust and attached hereto as Exhibit A.

If you have any further questions, please contact the undersigned at 215.981.4009.

Sincerely,

/s/ John M. Ford

John M. Ford
Partner

JMF

cc:                                Mr. Joel Weiss, President of FundVantage Trust

Mr. James Shaw, Treasurer of FundVantage Trust

John P. Falco, Esq.

EXHIBIT A

FUNDVANTAGE TRUST

301 Bellevue Parkway

Wilmington, DE 19809

November 24, 2015

Division of Investment Management

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549
Attn:  Kathy Churko

Re:	FundVantage Trust
File Nos. 333-141120 and 811-22027

Dear Ms. Churko:

In connection with the FundVantage Trust’s (the “Trust”) response to oral comments provided by you on August 27, 2015 in connection with the Commission staff’s (“Staff”) review of the annual report of the Trust as of April 30, 2015 pursuant to Section 408 of the Sarbanes-Oxley Act of 2002, the Trust is providing the following, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its financial statements, (ii) Commission staff comments or changes to disclosure in response to staff comments in its financial statements reviewed by the staff do not foreclose the Commission from taking any action with respect to the financial statements, and (iii) the Trust may not assert staff comments with respect to the financial statements as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to John M. Ford, of Pepper Hamilton LLP, counsel to the Trust at 215.981.4009.

Very truly yours,

/s/ Joel Weiss

Joel Weiss
President and Chief Executive Officer of FundVantage Trust

cc:                                Mr. James Shaw, Treasurer of FundVantage Trust

John P. Falco, Esq.

John M. Ford, Esq.